Exhibit 99.1

Baidu Announces Third Quarter 2024 Results

BEIJING, China, November 21, 2024 – Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the third quarter ended September 30, 2024.

“Baidu Core’s flattish third quarter top line reflected the ongoing weakness in our online marketing business, offset by the growth of our AI Cloud business. Our strong AI capabilities are gaining broader market recognition, as evidenced by increasing adoption of ERNIE. In intelligent driving, Apollo Go continues to lead the global autonomous ride-hailing market, hitting another milestone with our sixth-generation autonomous vehicle now operating on public roads across multiple cities in China,” said Robin Li, Co-founder and CEO of Baidu. “Despite the near-term pressures, we remain steadfast in our AI-focused strategy and are confident in our long-term trajectory. As we further scale AI, we are emboldened to find how it can drive innovations and create value for consumers, enterprises and society at large.”

“Our relentless focus on cost control helped support our third quarter results. Baidu Core’s operating margins remained stable as we managed to further optimize costs and realize more cost efficiencies between business units,” said Junjie He, Interim CFO of Baidu. “AI Cloud continued to show healthy and sustainable development in the third quarter. Meanwhile, Apollo Go continued to make operational strides, underpinning our confidence in the validity of the fully autonomous ride hailing business model.”

Third Quarter 2024 Financial Highlights1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q3 2023	Q2 2024	Q3 2024		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	34,447	33,931	33,557	4,782	(3%)	(1%)

Operating income	6,274	5,944	5,925	844	(6%)	(0%)
Operating income (non-GAAP) [2]	7,596	7,500	7,014	999	(8%)	(6%)

Net income to Baidu	6,681	5,488	7,632	1,088	14%	39%
Net income to Baidu (non-GAAP) [2]	7,267	7,396	5,886	839	(19%)	(20%)

Diluted earnings per ADS	18.22	15.01	21.60	3.08	19%	44%
Diluted earnings per ADS (non-GAAP) [2]	20.40	21.02	16.60	2.37	(19%)	(21%)

Adjusted EBITDA [2]	9,505	9,147	8,733	1,244	(8%)	(5%)
Adjusted EBITDA margin	28%	27%	26%	26%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.0176 as of September 30, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
(In millions, unaudited)	Q3 2023	Q2 2024	Q3 2024		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	26,572	26,687	26,524	3,780	(0%)	(1%)

Operating income	5,498	5,608	5,694	811	4%	2%
Operating income (non-GAAP) [2]	6,672	7,005	6,652	948	(0%)	(5%)

Net income to Baidu Core	6,436	5,462	7,536	1,074	17%	38%
Net income to Baidu Core (non-GAAP) [2]	6,956	7,290	5,676	809	(18%)	(22%)

Adjusted EBITDA[2]	8,513	8,617	8,336	1,188	(2%)	(3%)
Adjusted EBITDA margin	32%	32%	31%	31%

Operational Highlights

Corporate

•	In October 2024, Baidu was upgraded from the prior ‘BBB’ rating to an ‘A’ rating by MSCI ESG Research.

•	Baidu returned US$161 million to shareholders since early Q3 2024, bringing the cumulative repurchase to US$1.4 billion under the 2023 share repurchase program.

AI Cloud

•	PaddlePaddle and ERNIE developer community grew to 18.1 million in November 2024.

•	In November 2024, ERNIE handled approximately 1.5 billion API calls daily, a significant jump from 600 million in August.

•	In the third quarter of 2024, Baidu expanded the ERNIE family with two enhanced lightweight models, Speed Pro and Lite Pro.

•	Baidu AI Cloud was ranked the No.1 AI cloud provider for the fifth consecutive year, according to IDC’s 2023 report on China’s AI public cloud market, issued in August 2024.

Intelligent Driving

•

Apollo Go, Baidu’s autonomous ride-hailing service, provided 988K rides in the third quarter of 2024, up 20% year over year. As of October 28, 2024, the cumulative rides provided to the public by Apollo Go surpassed 8 million.

•

During the third quarter of 2024, rides provided by Apollo Go’s fully driverless vehicles accounted for over 70% of total rides nationwide. The proportion of fully driverless rides further increased to 80% in October 2024.

•	Our sixth generation autonomous vehicle, the RT6, is now operating on public roads in multiple cities in China.

Mobile Ecosystem

•	In September 2024, Baidu App’s MAUs reached 704 million, up 6% year over year.

•	Managed Page accounted for 51% of Baidu Core’s online marketing revenue in the third quarter of 2024.

Third Quarter 2024 Financial Results

Total revenues were RMB33.6 billion ($4.78 billion), decreasing 3% year over year.

•

Revenue from Baidu Core was RMB26.5 billion ($3.78 billion), which was basically flat from last year; online marketing revenue was RMB18.8 billion ($2.68 billion), decreasing 4% year over year, and non-online marketing revenue was RMB7.7 billion ($1.10 billion), up 12% year over year, mainly driven by AI Cloud business.

•	Revenue from iQIYI was RMB7.2 billion ($1.03 billion), decreasing 10% year over year.

Cost of revenues was RMB16.4 billion ($2.34 billion), increasing 1% year over year, primarily due to an increase in traffic acquisition costs and costs related to AI Cloud business, partially offset by a decrease in personnel-related expenses and cost of goods sold.

Selling, general and administrative expenses were RMB5.9 billion ($836 million), increasing 2% year over year, primarily due to an increase in channel spending and promotional marketing expenses, partially offset by a decrease in personnel-related expenses.

Research and development expenses were RMB5.4 billion ($765 million), decreasing 12% year over year, primarily due to a decrease in personnel-related expenses.

Operating income was RMB5.9 billion ($844 million). Baidu Core operating income was RMB5.7 billion ($811 million), and Baidu Core operating margin was 21%. Non-GAAP operating income was RMB7.0 billion ($999 million). Non-GAAP Baidu Core operating income was RMB6.7 billion ($948 million), and non-GAAP Baidu Core operating margin was 25%.

Total other income, net was RMB2.7 billion ($381 million), increasing 40% year over year, primarily due to an increase in fair value gain from long-term investments and disposal gain, partially offset by an increase in net foreign exchange loss arising from exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expense was RMB814 million ($116 million), compared to RMB1.3 billion in the same period last year.

Net income attributable to Baidu was RMB7.6 billion ($1.09 billion), and diluted earnings per ADS was RMB21.60 ($3.08). Net income attributable to Baidu Core was RMB7.5 billion ($1.07 billion), and net margin for Baidu Core was 28%. Non-GAAP net income attributable to Baidu was RMB5.9 billion ($839 million). Non-GAAP diluted earnings per ADS was RMB16.60 ($2.37). Non-GAAP net income attributable to Baidu Core was RMB5.7 billion ($809 million), and non-GAAP net margin for Baidu Core was 21%.

Adjusted EBITDA was RMB8.7 billion ($1.24 billion) and adjusted EBITDA margin was 26%. Adjusted EBITDA for Baidu Core was RMB8.3 billion ($1.19 billion) and adjusted EBITDA margin for Baidu Core was 31%.

As of September 30, 2024, cash, cash equivalents, restricted cash and short-term investments were RMB144.5 billion ($20.59 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB140.3 billion ($19.99 billion). Free cash flow was RMB2.6 billion ($376 million), and free cash flow excluding iQIYI was RMB2.4 billion ($342 million).

Conference Call Information

Baidu’s management will hold an earnings conference call at 7.30 AM on November 21, 2024, U.S. Eastern Time (8.30 PM on November 21, 2024, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q3 2024 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10043066-56ncpy.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain (loss), impairment of long-term investments, and fair value gain (loss) of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.”

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$(2)
Revenues:
Online marketing services	21,346	20,625	20,108	2,865
Others	13,101	13,306	13,449	1,917

Total revenues	34,447	33,931	33,557	4,782

Costs and expenses:
Cost of revenues(1)	16,294	16,398	16,399	2,337
Selling, general and administrative(1)	5,778	5,700	5,867	836
Research and development(1)	6,101	5,889	5,366	765

Total costs and expenses	28,173	27,987	27,632	3,938

Operating income	6,274	5,944	5,925	844

Other income:
Interest income	2,082	1,993	1,877	267
Interest expense	(853)	(742)	(673)	(96)
Foreign exchange (loss) gain, net	(26)	93	(1,096)	(156)
Share of (losses) earnings from equity method investments	(398)	(119)	32	5
Others, net	1,100	(454)	2,535	361

Total other income, net	1,905	771	2,675	381

Income before income taxes	8,179	6,715	8,600	1,225
Income tax expense	1,282	1,131	814	116

Net income	6,897	5,584	7,786	1,109
Net income attributable to noncontrolling interests	216	96	154	21

Net income attributable to Baidu	6,681	5,488	7,632	1,088

Earnings per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	18.45	15.11	21.93	3.13
-Diluted	18.22	15.01	21.60	3.08
Earnings per share for Class A and Class B ordinary shares:
-Basic	2.31	1.89	2.74	0.39
-Diluted	2.28	1.88	2.70	0.38
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,814	2,796	2,785	2,785
-Diluted	2,846	2,804	2,789	2,789

(1) Includes share-based compensation expenses as follows:
Cost of revenues	139	146	104	15
Selling, general and administrative	358	385	328	47
Research and development	778	981	612	87

Total share-based compensation expenses	1,275	1,512	1,044	149

(2) All translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the exchange rate in effect as of September 30, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	25,231	28,682	4,087
Restricted cash	11,503	11,665	1,662
Short-term investments, net	168,670	104,129	14,838
Accounts receivable, net	10,848	9,848	1,403
Amounts due from related parties	1,424	1,379	197
Other current assets, net	12,579	16,415	2,339

Total current assets	230,255	172,118	24,526

Non-current assets:
Fixed assets, net	27,960	29,696	4,232
Licensed copyrights, net	6,967	6,862	978
Produced content, net	13,377	14,313	2,040
Intangible assets, net	881	749	107
Goodwill	22,586	22,586	3,218
Long-term investments, net	47,957	44,637	6,361
Long-term time deposits and held-to-maturity investments	24,666	88,547	12,618
Amounts due from related parties	195	120	17
Deferred tax assets, net	2,100	2,852	406
Operating lease right-of-use assets	10,851	10,693	1,524
Other non-current assets	18,964	24,143	3,440

Total non-current assets	176,504	245,198	34,941

Total assets	406,759	417,316	59,467

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	10,257	11,969	1,706
Accounts payable and accrued liabilities	37,717	39,000	5,557
Customer deposits and deferred revenue	14,627	14,310	2,039
Deferred income	306	300	43
Long-term loans, current portion	2	37	5
Convertible senior notes, current portion	2,802	17	2
Notes payable, current portion	6,029	7,714	1,099
Amounts due to related parties	1,603	1,959	279
Operating lease liabilities	3,108	3,123	445

Total current liabilities	76,451	78,429	11,175

Non-current liabilities:
Deferred income	200	265	38
Deferred revenue	481	532	76
Amounts due to related parties	77	61	9
Long-term loans	14,223	14,487	2,064
Notes payable	34,990	26,911	3,835
Convertible senior notes	8,144	8,187	1,167
Deferred tax liabilities	2,725	2,885	411
Operating lease liabilities	5,040	4,911	700
Other non-current liabilities	1,820	1,457	208

Total non-current liabilities	67,700	59,696	8,508

Total liabilities	144,151	138,125	19,683

Redeemable noncontrolling interests	9,465	9,312	1,327

Equity
Total Baidu shareholders’ equity	243,626	259,649	36,999
Noncontrolling interests	9,517	10,230	1,458

Total equity	253,143	269,879	38,457

Total liabilities, redeemable noncontrolling interests, and equity	406,759	417,316	59,467

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended September 30, 2023 (RMB)				Three months ended June 30, 2024 (RMB)				Three months ended September 30, 2024 (RMB)				Three months ended September 30, 2024 (US$)
	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Total revenues	26,572	8,015	(140)	34,447	26,687	7,439	(195)	33,931	26,524	7,246	(213)	33,557	3,780	1,032	(30)	4,782
YOY									(0%)	(10%)		(3%)
QOQ									(1%)	(3%)		(1%)

Costs and expenses:
Cost of revenues (1)	10,610	5,840	(156)	16,294	10,888	5,678	(168)	16,398	10,923	5,650	(174)	16,399	1,557	805	(25)	2,337
Selling, general and administrative (1)	4,810	981	(13)	5,778	4,751	970	(21)	5,700	4,990	908	(31)	5,867	711	129	(4)	836
Research and development (1)	5,654	447	—	6,101	5,440	449	—	5,889	4,917	449	—	5,366	701	64	—	765

Total costs and expenses	21,074	7,268	(169)	28,173	21,079	7,097	(189)	27,987	20,830	7,007	(205)	27,632	2,969	998	(29)	3,938

YOY
Cost of revenues									3%	(3%)		1%
Selling, general and administrative									4%	(7%)		2%
Research and development									(13%)	0%		(12%)
Costs and expenses									(1%)	(4%)		(2%)

Operating income (loss)	5,498	747	29	6,274	5,608	342	(6)	5,944	5,694	239	(8)	5,925	811	34	(1)	844
YOY									4%	(68%)		(6%)
QOQ									2%	(30%)		(0%)
Operating margin	21%	9%		18%	21%	5%		18%	21%	3%		18%

Add: total other income (loss), net	2,159	(254)	—	1,905	1,011	(240)	—	771	2,667	8	—	2,675	380	1	—	381
Less: income tax expense	1,272	10	—	1,282	1,105	26	—	1,131	803	11	—	814	114	2	—	116
Less: net (loss) income attributable to NCI	(51)	7	260 (3)	216	52	7	37 (3)	96	22	7	125 (3)	154	3	—	18 (3)	21

Net income (loss) attributable to Baidu	6,436	476	(231)	6,681	5,462	69	(43)	5,488	7,536	229	(133)	7,632	1,074	33	(19)	1,088

YOY									17%	(52%)		14%
QOQ									38%	232%		39%
Net margin	24%	6%		19%	20%	1%		16%	28%	3%		23%

Non-GAAP financial measures:
Operating income (non-GAAP)	6,672	895		7,596	7,005	501		7,500	6,652	370		7,014	948	52		999
YOY									(0%)	(59%)		(8%)
QOQ									(5%)	(26%)		(6%)
Operating margin (non-GAAP)	25%	11%		22%	26%	7%		22%	25%	5%		21%

Net income attributable to Baidu (non-GAAP)	6,956	622		7,267	7,290	247		7,396	5,676	480		5,886	809	68		839
YOY									(18%)	(23%)		(19%)
QOQ									(22%)	94%		(20%)
Net margin (non-GAAP)	26%	8%		21%	27%	3%		22%	21%	7%		18%

Adjusted EBITDA	8,513	963		9,505	8,617	536		9,147	8,336	405		8,733	1,188	57		1,244
YOY									(2%)	(58%)		(8%)
QOQ									(3%)	(24%)		(5%)
Adjusted EBITDA margin	32%	12%		28%	32%	7%		27%	31%	6%		26%

(1) Includes share-based compensation as follows:
Cost of revenues	107	32		139	117	29		146	73	31		104	11	4		15
Selling, general and administrative	290	68		358	292	93		385	268	60		328	38	9		47
Research and development	732	46		778	945	36		981	574	38		612	82	5		87

Total share-based compensation	1,129	146		1,275	1,354	158		1,512	915	129		1,044	131	18		149

(2) Relates to intersegment eliminations and adjustments
(3) Relates to the net income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Three months ended September 30, 2023 (RMB)			Three months ended June 30, 2024 (RMB)			Three months ended September 30, 2024 (RMB)			Three months ended September 30, 2024 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by operating activities	8,694	831	9,525	7,970	409	8,379	4,036	243	4,279	575	35	610
Net cash (used in) provided by investing activities	(11,345)	(55)	(11,400)	13,824	337	14,161	(12,300)	(1,663)	(13,963)	(1,753)	(237)	(1,990)
Net cash (used in) provided by financing activities	(5,253)	269	(4,984)	(9,946)	869	(9,077)	(2,787)	(2,612)	(5,399)	(397)	(372)	(769)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	153	5	158	66	22	88	(721)	(84)	(805)	(103)	(12)	(115)

Net (decrease) increase in cash, cash equivalents and restricted cash	(7,751)	1,050	(6,701)	11,914	1,637	13,551	(11,772)	(4,116)	(15,888)	(1,678)	(586)	(2,264)
Cash, cash equivalents and restricted cash
At beginning of period	49,814	5,082	54,896	36,964	6,270	43,234	48,878	7,907	56,785	6,965	1,127	8,092
At end of period	42,063	6,132	48,195	48,878	7,907	56,785	37,106	3,791	40,897	5,287	541	5,828
Net cash provided by operating activities	8,694	831	9,525	7,970	409	8,379	4,036	243	4,279	575	35	610
Less: Capital expenditures	(3,525)	(4)	(3,529)	(2,090)	(28)	(2,118)	(1,637)	(8)	(1,645)	(233)	(1)	(234)

Free cash flow	5,169	827	5,996	5,880	381	6,261	2,399	235	2,634	342	34	376

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended September 30, 2023 (RMB)			Three months ended June 30, 2024 (RMB)			Three months ended September 30, 2024 (RMB)			Three months ended September 30, 2024 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income	5,498	747	6,274	5,608	342	5,944	5,694	239	5,925	811	34	844
Add: Share-based compensation expenses	1,129	146	1,275	1,354	158	1,512	915	129	1,044	131	18	149
Add: Amortization and impairment of intangible assets(1)	45	2	47	43	1	44	43	2	45	6	—	6

Operating income (non-GAAP)	6,672	895	7,596	7,005	501	7,500	6,652	370	7,014	948	52	999

Add: Depreciation of fixed assets	1,841	68	1,909	1,612	35	1,647	1,684	35	1,719	240	5	245

Adjusted EBITDA	8,513	963	9,505	8,617	536	9,147	8,336	405	8,733	1,188	57	1,244

Net income attributable to Baidu	6,436	476	6,681	5,462	69	5,488	7,536	229	7,632	1,074	33	1,088
Add: Share-based compensation expenses	1,128	146	1,194	1,353	158	1,425	914	129	972	130	18	138
Add: Amortization and impairment of intangible assets(1)	43	2	44	41	1	41	41	2	42	6	—	6
Add: Disposal (gain) loss	(753)	—	(753)	(30)	—	(30)	(1,501)	22	(1,491)	(214)	3	(212)
Add: Impairment of long-term investments	46	—	46	26	17	34	26	91	68	4	13	10
Add: Fair value (gain) loss of long-term investments	(384)	(2)	(385)	531	2	531	(1,361)	7	(1,358)	(194)	1	(194)
Add: Reconciling items on equity method investments(2)	572	—	572	83	—	83	8	—	8	1	—	1
Add: Tax effects on non-GAAP adjustments(3)	(132)	—	(132)	(176)	—	(176)	13	—	13	2	—	2

Net income attributable to Baidu (non-GAAP)	6,956	622	7,267	7,290	247	7,396	5,676	480	5,886	809	68	839

Diluted earnings per ADS			18.22			15.01			21.60			3.08
Add: Accretion of the redeemable noncontrolling interests			0.53			0.57			0.01			—
Add: Non-GAAP adjustments to earnings per ADS			1.65			5.44			(5.01)			(0.71)

Diluted earnings per ADS (non-GAAP)			20.40			21.02			16.60			2.37

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.